Exhibit 3

VINTAGE CAPITAL MANAGEMENT, LLC

4705 S. Apopka Vineland Road, Suite 210 | Orlando, FL 32819

February 28, 2014

Aaron’s, Inc.

309 East Paces Ferry Road, N.E.

Atlanta, GA 30305-2377

Attn: Ronald W. Allen, Chairman, President and Chief Executive Officer

Dear Members of the Board of Directors of Aaron’s, Inc.:

It has now been three weeks since we made public our offer to acquire Aaron’s, Inc. (“Aaron’s”) for $30.50 per share in cash. During that time, we have not been contacted by anyone associated with Aaron’s to discuss our offer. Instead, the Board of Directors has focused on potentially silencing stockholders by (i) substantially accelerating the deadline for nominating directors at this year’s annual meeting; and (ii) making it dramatically more difficult for stockholders to hold the Board accountable at a special meeting. This lack of communication and entrenchment, when coupled with the complete lack of a definitive timeline for the Board’s review and evaluation of our offer, raises troubling questions about the Board’s willingness—or ability—to maximize stockholder value.

As an over 10% stockholder of Aaron’s, we believe strongly that immediate and decisive action is required to reverse the ongoing customer attrition and overall decline of Aaron’s business. We believe that Aaron’s has lost at least 50,000 more customers since January 1, 2014, making it imperative that the Board of Directors take decisive action now to stabilize the business and begin to restore this lost revenue. The Board’s continued support for a management team that has consistently overpromised and underperformed is puzzling. Management’s 2014 business plan appears to offer more of the same and, with the recent customer losses, already looks to be difficult to achieve. Stockholders are tired of being told to wait another year for the business to improve as customers continue to turn to other options.

From the very beginning of our discussions, we have been clear that we are uniquely positioned to acquire Aaron’s on an accelerated basis, and we remain willing to meet with the Board of Directors and its advisors at any time. We believe that our substantial familiarity with Aaron’s specifically and the Rent-to-Own business generally makes us the ideal partner to help write the next chapter of the Aaron’s story. We are proposing a fully-financed transaction that has the full support of our lenders; we are ready and willing to share with you the details of how our proposal will deliver immediate and certain value to Aaron’s stockholders. At the same time, we reiterate that we are prepared to participate in any transparent and legitimate value maximizing process that the Board of Directors commences.

Now that the Transaction Committee of the Board of Directors is constituted, we believe that it, together with its advisors, should immediately meet with us to seriously and thoughtfully discuss our offer. Our preference has always been for a negotiated transaction, and with access to private diligence materials, we believe that there may be an opportunity to increase our current offer, which is based on publicly disclosed information only. Having said that, your recent bylaw amendments may leave us no choice but to seek out new directors or take other actions in the near future to ensure that stockholders have a seat at the board table. We are committed to ensuring that stockholders have a fair opportunity to consider our offer.

Very truly yours,

/s/ Brian R. Kahn

Brian R. Kahn

Managing Member

Vintage Capital Management LLC

VINTAGE CAPITAL MANAGEMENT, LLC